EXHIBIT 99.1
UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF OPERATIONS
     On April 30, 2008, we completed the acquisition of Nitram Energy, Inc. (“Nitram”) for $63.1 million in cash, including transaction costs.
     The following unaudited pro forma condensed combined statement of operations of the company for the year ended June 30, 2008 gives effect to the Nitram acquisition as if the acquisition had been completed on July 1, 2007. The following unaudited pro forma financial information is based on the historical financial statements of PMFG and Nitram.
     The Nitram acquisition is being accounted for under Financial Accounting Standards Board Statement No. 141, “Business Combinations” (“SFAS 141”). The application of purchase accounting under SFAS 141 requires the total purchase price in the Nitram acquisition be allocated to the fair value of the assets acquired and liabilities assumed in the acquisition based on their fair value on the acquisition date, with amounts exceeding the fair value being recorded as goodwill. Our audited consolidated balance sheet as of June 30, 2008 included in our Annual Report on Form 10-K for the year ended June 30, 2008 (the “2008 Form 10-K”) includes our preliminary allocation of the purchase price. We are in the process of determining values of certain of the tangible and intangible assets acquired in the Nitram acquisition. Thus, the allocation of the purchase price to the assets acquired and liabilities assumed in the Nitram acquisition is subject to change. The preliminary purchase price allocation is based upon management’s best estimates of the relative fair value of the identifiable assets acquired and liabilities assumed in the acquisition. The following unaudited pro forma financial information includes adjustments to reflect amortization and depreciation expenses, and related income tax benefits, resulting from the allocation of the purchase price as if the acquisition had been completed on July 1, 2007. For additional information about our allocation of the purchase price, see Note D to our audited consolidated financial statements included in the 2008 Form 10-K.
     The following unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what our results of operations would have been had the Nitram acquisition occurred on July 1, 2007, nor does the information purport to project our results of operations for any future period. All pro forma adjustments are based on preliminary estimates, available information and certain assumptions that we believe are reasonable and that are subject to revision upon finalization of the purchase accounting for the acquisition.
     The following unaudited pro forma financial information should be read in conjunction with our historical audited consolidated financial statements as of June 30, 2008 and for the year then ended, which are included in the 2008 Form 10-K.

PMFG, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Twelve Months Ended June 30, 2008
(Amounts in thousands)

			Pro Forma		Pro Forma
	PMFG (1)	Nitram (2)	Adjustments	Notes	Combined
Revenues	$140,496	$61,816	$—		$202,312
Cost of goods sold	99,216	41,219	6,103	(3)	146,538

Gross profit	41,280	20,597	(6,103)		55,774

Operating expenses	29,123	12,101	941	(4)	42,165

Operating income	12,157	8,496	(7,044)		13,609

Other income (expense):
Interest income (expense)	(68)	27	(5,288)	(5)	(5,329)
Foreign exchange gain	480	—	—		480
Other income (expense)	(46)	382	—		336

	366	409	(5,288)		(4,513)

Earning (loss) before income taxes	12,523	8,905	(12,332)		9,096

Income tax benefit (expense)	(4,168)	(2,964)	4,104	(6)	(3,028)

Net earnings (loss)	$8,355	$5,941	$(8,228)		$6,068

Notes: 1	The results of operations for PMFG for the year ended June 30, 2008, as reported in the Company’s Annual Report on Form 10-K, include two months of Nitram’s operations from May 1, 2008 through June 30, 2008, and include the following items associated with the Nitram acquisition:

a.	$2,734 backlog amortization,

b.	$2,258 amortization of the fair value of inventory,

c.	$219 amortization of identified intangible assets,

d.	$37 of depreciation expense related to fair value of property,

e.	$235 reduction in selling costs associated with the disposal of inventory,

f.	$127 amortization of deferred financing charge, and

g.	$947 interest expense.

2	Represents the results of operations for Nitram from July 1, 2007 through April 30, 2008.

3	To record $3,755 amortization of the fair value of Nitram’s identified intangible assets and $2,348 amortization of the fair value write-up of inventory.

4	To record $1,093 amortization of the fair value of Nitram’s identified intangible assets, $188 depreciation expense related to the fair value of Nitram’s property, plant and equipment, and $340 reduction of selling costs associated with the disposal of inventory.

5	To record $636 amortization of deferred financing charges and $4,652 interest expense related to the $60,000 of indebtedness that we incurred in connection with the Nitram acquisition

6	To record $4,104 income tax benefit realized in connection with the Nitram acquisition, primarily related to the income tax effects of purchase accounting adjustments.